FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Minutes of the 582nd Meeting of the Board of Directors Held on December 9, 2013

2.	Material Announcement Dated September 5, 2014: Conclusion of acquisition of Retiro Baixo

3.	Summary of Principal Decisions of the 605th Meeting of the Board of Directors Held on September 11, 2014

4.	Summary of Principal Decisions of the 606th Meeting of the Board of Directors Held on September 11, 2014

5.	Market Announcement Dated September 10, 2014: Cemig’s legal action on the Jaguara plant concession: update on the judgment

6.	Market Announcement Dated September 12, 2014: Cemig again included in DJSI World (2014-15)

7.	Market Announcement Dated September 18, 2014: Reply to BM&FBovespa Official Letter SAE 2950/14, of September 17, 2014

8.	Notice to Stockholders Dated September 23, 2014: Payment of 2nd tranche of extraordinary dividends: September 30

9.	Summary of Principal Decisions of the 607th Meeting of the Board of Directors Held on September 25, 2014

10.	Material Announcement Dated September 29, 2014: Update on entry of Cemig GT into the controlling block of Renova

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Officer for Finance and Investor Relations
Date: September 30, 2014

1. Summary of Minutes of the 582nd Meeting of the Board of Directors Held on December 9, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

582ND MEETING

Date, time and place:	December 9, 2013 at 9.30 a.m. at the company’s head office.
Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros

Summary of proceedings:

I                       Conflict of interest: The Chair asked the Board Members present whether they had any conflict of interest in the matters on the agenda of this meeting, and all said there was no such conflict of interest.

II                  The Board approved:

(a)         The proposal by the Chair that the members of the Board should authorize her to call an Extraordinary General Meeting of Stockholders to be held on December 26, 2013 at 3 p.m., and that in the absence of a quorum she should be authorized to make second convocation of stockholders, within the legal period, for decision on:

Alteration of the Company’s share capital, through a stock dividend in preferred shares.

(b)         The minutes of this meeting.

III    The Board submitted to the Extraordinary General Meeting of Stockholders a proposal for:

(a)              Authorization, verification and approval of an increase in the Company’s share capital, to:

•             six billion two hundred ninety four million two hundred eight thousand two hundred seventy Reais,

with issuance of:

•             two hundred ninety six million one hundred sixty nine thousand two hundred sixty nine new nominal preferred shares each with par value of five Reais,

by capitalization, from the Capital Reserve account, of

•             one billion four hundred eighty million eight hundred forty six thousand three hundred forty five Reais,

and consequent distribution, to holders of the Share Capital of four billion eight hundred thirteen million three hundred sixty one thousand nine hundred twenty five Reais, of a stock dividend of

•             30.765323033%, in new nominal, preferred shares, each with nominal value of five Reais.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(b)	Consequent alteration of the head paragraph of Article 4 of the by-laws.

	(c)	Authorization for the Executive Board, in relation to the stock dividend:

•      to attribute a stock dividend of 30.765323033% in new nominal preferred shares each with nominal value of R$ 5.00, to the holders of common and preferred shares comprising the registered share capital of R$ 4,813,361,925.00 whose names are on the Company’s Nominal Share Registry on the date on which the General Meeting of Stockholders that decided on this present proposal is held;

•      to sell on a securities exchange the whole numbers of nominal shares resulting from the sum of the remaining fractions, arising from the said stock dividend, and to share the net proceeds of the sale, proportionately, among the stockholders;

• to establish that all the shares resulting from this stock dividend shall have the same rights as those of the preferred shares; and

• to pay to the stockholders, proportionately, the result of the sum of the remaining fractions, on or before the date of payment of the first installment of the dividends for the year 2013.

IV                      Comment: The Chair made spoke on a subject of interest to the Company.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Guy Maria Villela Paschoal,

Joaquim Francisco de Castro Neto,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Tadeu Barreto Guimarães,

Wando Pereira Borges, Bruno Magalhães Menicucci, Luiz Augusto de Barros, Newton Brandão Ferraz Ramos, Tarcísio Augusto Carneiro, Adriano Magalhães Chaves, Paulo Sérgio Machado Ribeiro;
Member of Audit Board:	Bruno Gonçalves Siqueira;
Chief Officer:	Luiz Fernando Rolla;
Secretary:	Anamaria Pugedo Frade Barros.

(Signed by:)          Anamaria Pugedo Frade Barros.

Registered at:

Commercial Board of the State of Minas Gerais

I certify registry on:  July 31, 2014

Under the number: 5346990

Filing Receipt number: 14/529.682-2

Marinely de Paula Bomfim

General Secretary

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. Material Announcement Dated September 5, 2014:  Conclusion of acquisition of Retiro Baixo

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

MARKET ANNOUNCEMENT

Conclusion of acquisition of Retiro Baixo

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to best Corporate Governance practices, hereby publicly informs its stockholders and the market in general as follows:

Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’), as Purchaser, with Orteng Equipamentos e Sistemas S.A. and Arcadis Logos Energia S.A., as Vendors, have completed all the acts required for conclusion of the sale of the 49.9% equity interest held by the Vendors in the total capital of Retiro Baixo Energética S.A. (‘RBE’).

The sale price for the acquisition, paid on today’s date, is R$ 156,427,828.22 (one hundred fifty six million four hundred twenty seven thousand eight hundred twenty eight Reais and twenty two centavos).

This transaction was the subject of a Material Announcement made to the market on April 30, 2014.

Cemig notes that all the usual conditions precedent have been met in full, including approvals by the National Electricity Agency, Aneel, the Brazilian monopolies authority, CADE, and the financing entities.

Belo Horizonte, September 5, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Summary of Principal Decisions of the 605th Meeting of the Board of Directors Held on September 11, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting on September 11, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 605th meeting, held on September 11, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1                 Signature of a credit line financing contract with the Brazilian Development Bank (BNDES) for Cemig D.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. Summary of Principal Decisions of the 606th Meeting of the Board of Directors Held on September 11, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  –  NIRE 31300040127

BOARD OF DIRECTORS

Meeting on September 11, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 606th meeting, held on September 11 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.              Nomination of Managers for Parati S.A. — Participações em Ativos de Energia Elétrica.

2.              Nomination of Managers for Aliança Geração de Energia S.A.

3.              Signature of amendment to the Unit Holders’ Agreement of FIP Coliseu.

4.              Project: Legal Management System for the “Cemig Group”.

5.              Contracting of services of law offices.

6.              Filing of a legal action and contracting of guarantee insurance.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. Market Announcement Dated September 10, 2014:  Cemig’s legal action on the Jaguara plant concession: update on the judgment

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig’s legal action on the Jaguara plant concession:

update on the judgment

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002 (as amended), hereby publicly informs the CVM (Brazilian Securities Commission) the BM&FBovespa (São Paulo Stock, Commodities and Futures Exchange) and the market in general as follows:

In its First Session on today’s date, the Higher Appeal Court (Superior Tribunal de Justiça, or STJ) resumed proceedings in the judgment of Application for Mandamus Nº 20.432/DF, brought by Cemig GT in relation to extension of its concession for the Jaguara Hydroelectric Plant under Concession Contract 007/97.

In the judgment session held on May 14, 2014, Appeal Court Justice Mauro Campbell Marques had requested sight of the full proceedings. In the session today, he stated his judgment vote against the request by Cemig GT.

Immediately following this, the judgment proceedings were once again adjourned, due to a request by Appeal Court Justice Benedito Gonçalves for sight of the full proceedings.

The interim injunction that was previously granted, for Cemig to remain in control of the Jaguara Plant, operating the public service under its concession, until the judgment of the case, remains in force. No date has been set for resumption of the judgment proceedings.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this case.

Belo Horizonte, September 10, 2014

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. Market Announcement Dated September 12, 2014:  Cemig again included in DJSI World (2014-15)

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig again included in DJSI World (2014-15)

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with CVM Instruction 358 of January 3, 2002 (as amended), hereby publicly informs the CVM (Brazilian Securities Commission), the BM&FBovespa (São Paulo Stock, Commodities and Futures Exchange) and the market in general as follows:

Cemig has once again been selected for inclusion in the Dow Jones Sustainability World Index (the “DJSI World”), for 2014—15. Cemig has now been included in this index for 15 years, since the DJSI World was created in 1999.

This year’s index includes 319 companies from 26 countries, chosen from among 2,500 companies in 59 industrial sectors.

Cemig’s inclusion in the DJSI World for 15 consecutive years is a continuing reflection of its determination to maintain its sustainable growth, and its dedication to creation of value for its stockholders, employees and suppliers, and the well-being of society.

We believe that Cemig, reflecting its vision of the future, and its commitment to best corporate governance practices, has established a position as one of the most sustainable companies in the world.

This achievement is the joint result of all the actions adopted by the Company with the purpose of prospecting and establishing new businesses, creating long-term value for its stockholders and continually improving its corporate governance practices.

There is more information on the DJSI World index on > www.sustainability-indexes.com .

Belo Horizonte, September 12, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. Market Announcement Dated September 18, 2014:  Reply to BM&FBovespa Official Letter SAE 2950/14, of September 17, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to BM&FBovespa Official Letter SAE 2950/14, of September 17, 2014

Question asked by BM&F BOVESPA

“SAE 2950/14

September 17,  2014

CIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Mr. Luiz Fernando Rolla

Investor Relations Officer

Dear Sir,

In view of the recent variations in the prices of your company’s shares, the increased number of trades and the increased number of shares traded, as set out below, we request you to inform us, by September 18, 2014, whether there is any fact you are aware of that could be the reason for this.

ON Shares

Prices (R$ per share)

Date	Openning	Minimum	Maximum	Average	Closing	Change %	No. of trades	No. of shares	Total R$
09/04/2014	19.30	19.26	19.72	19.61	19.57	1.93	350	155,700	3,052,731.00
09/05/2014	19.50	19.07	19.68	19.25	19.07	-2.55	296	60,700	1,168,243.00
09/08/2014	19.11	18.56	19.38	19.04	18.56	-2.67	326	54,000	1,028,039.00
09/09/2014	18.52	18.07	18.63	18.34	18.07	-2.64	225	57,700	1,058,426.00
09/10/2014	17.97	17.70	18.45	17.92	17.80	-1.49	436	88,900	1,593,018.00
09/11/2014	17.80	17.30	17.97	17.50	17.30	-2.81	169	38,800	678,971.00
09/12/2014	17.30	16.91	17.90	17.67	17.60	1.73	1,290	797,700	14,097,189.00
09/15/2014	17.95	17.65	18.01	17.84	17.70	0.57	126	35,500	633,173.00
09/16/2014	17.50	16.91	18.02	17.53	17.67	-0.17	648	340,300	5,964,194.00
09/17/2014*	17.71	16.95	17.71	17.03	17.03	-3.62	955	887,100	15,106,544.00

* Updated to 3:05pm.

PN Shares

Prices (R$ per share)

Date	Openning	Minimum	Maximum	Average	Closing	Change %	No. of trades	No. of shares	Total R$
09/04/2014	19.12	18.96	19.28	19.06	18.99	-0.68	6,199	3,895,000	74,236,145.00
09/05/2014	19.18	18.75	19.18	18.89	18.84	-0.84	5,542	1,933,000	36,513,143.00
09/08/2014	18.94	18.12	19.10	18.53	18.12	-3.36	12,734	3,512,700	65,100,657.00
09/09/2014	17.83	17.73	18.28	17.87	17.81	-1.98	9,619	4,320,700	77,217,355.00
09/10/2014	17.75	17.38	17.90	17.59	17.67	-0.67	13,994	4,736,300	83,321,282.00
09/11/2014	17.49	17.04	17.70	17.29	17.10	-2.84	14,502	6,096,900	105,389,977.00
09/12/2014	16.99	16.60	17.12	16.84	16.70	-2.00	17,325	9,152,800	154,106,864.00
09/15/2014	16.70	16.69	17.14	17.01	17.08	2.52	10,520	3,438,300	58,486,342.00
09/16/2014	16.45	16.03	17.07	16.75	16.96	-0.70	21,424	7,175,200	120,196,834.00
09/17/2014*	16.70	15.95	16.70	16.17	16.08	-5.13	15,613	7,836,100	126,692,010.00

* Updated to 3:05pm.

We would remind you that this request is made under the Cooperation Working Agreement made between the CVM and BM&FBOVESPA on December 13. 2011, and that non-compliance with it may make your company subject to imposition of an incentive fine by the SEP (Company Relations Management Unit) of the CVM, in accordance with the provisions of CVM Instruction 452/07.

Yours,

Nelson Barroso Ortega

Company Monitoring Management Unit

BM&FBOVESPA S.A. Bolsa de Valores. Mercadorias e Futuros

c.c.:                          CVM — Brazilian Securities Commission

Mr. Fernando Soares Vieira — Company Relations Management Unit

Mr. Waldir de Jesus Nobre — Market and Intermediaries Relationship Management Unit”

Reply by CEMIG

Dear Sirs,

In compliance with the request made by BM&FBovespa in Official Letter SAE 2950/14 of September 17, 2014, in relation to the recent variations in the prices of our company’s shares, and the increased number of trades and volume of shares traded, we inform you that there is no fact or event arising from our activity or business that could account for these events.

The changes observed in the amounts and volumes traded arise from evaluation made by investment analysts — in the attached reports — of an interview given to Valor Econômico newspaper by a representative of a candidate, published on September 16, and the result of an opinion poll on the elections for governor of the state of Minas Gerais.

Cemig reiterates its commitment to timely publication of all and any material information.

Belo Horizonte, September 18, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Annex I

“Valor Econômico” news published on September 16, 2014.

12:00 AM (GMT -03:00) — Sep 16 2014

Workers’ Party wants to make Cemig less market oriented

By Marcos de Moura e Souza | Belo Horizonte

Leading polls in the Minas Gerais governor race, Workers’ Party (PT) candidate Fernando Pimentel is preparing several changes in the management of state-controlled utility Cemig. One of the largest Brazilian companies in the industry, Cemig has the state of Minas Gerais as majority shareholder and is traded on Bovespa and the New York and Madrid stock exchanges.

Marco Aurélio Crocco

In an interview with Valor PRO, the real-time news service of Valor, Mr. Pimentel’s chief campaign coordinator, Marco Aurélio Crocco, said that among the plans of a PT administration is lowering power bills.

He also spoke about a revision of what he considers an excessive priority on generating results to shareholders to the detriment of improving public services. He also questions the real need for the partnership under discussion with Spain’s Gas Natural Fenosa.

“Today Cemig is more guided by market mechanisms than fulfilling the needs of the state of Minas Gerais,” Mr. Crocco says. “The company’s service quality has deteriorated. We must change this behavior. It cannot be a company seeking only high profits to guarantee dividends to shareholders. It’s a state company.” He says there’s a “conflict” that needs to be conciliated.

Cemig, which reported a profit of R$741 million in the second quarter, 20% higher than the year-ago period, respond to criticism by citing it’s been included for the 15th consecutive time in the Dow Jones Sustainability Index, which takes into consideration quality and shareholder gains.

This is the first time the PT is leading the elections for the state government in Minas Gerais. The Brazilian Social Democracy Party (PSDB) has been dominating the state’s politics for 12 years. Minas Gerais is the electoral base of PSDB Senator and presidential candidate Aécio Neves, who governed it for two terms (2003 to 2010) and elected allies as his successors. The state is currently governed by Alberto Pinto Coelho (Progressive Party, PP).

The electoral fight is between Mr. Pimentel and PSDB candidate Pimenta da Veiga. Mr. Pimentel has been leading since last year. Mr. Veiga rose in polls but continues in second place. Last week’s Datafolha poll showed the PT candidate with 34% of votes, while the PSDB contender had 23%.

Mr. Pimentel would win a second round if the election was today, according to the poll, with 42% of votes against 29%. Asked about his plans for Cemig, Mr. Veiga praised the company’s performance in the last few years. “The general lines are certain. We’re not proposing any huge change.” He promised that Cemig will be treated “in a technical way, as it has been treated” during PSDB administrations, and questioned Mr. Pimentel’s proposals to change tariff policies. The PSDB candidate says the experience of the Dilma Rousseff government (PT) — where Mr. Pimentel was a minister until early this year — in trying to reduce tariffs was a “complete disaster.”

Mr. Crocco says that Mr. Pimentel has a “clear intent” on lowering Cemig’s power prices as a way of benefiting residential and business consumers. At least two ideas are being considered: lowering the sales tax (ICMS) over electricity and not fully passing on to consumers all price raises determined by the National Agency of Electric Energy (Aneel).

“There are several ways of doing this: either you work it from what’s the state’s responsibility, in this case lowering ICMS, which is included in prices, or not passing on all price hikes allowed by the Aneel,” says Mr. Crocco, who holds a PhD in economists from University of London and is a professor on the Economics Department of the Federal University of Minas Gerais.

An analyst with a foreign bank who covers the electricity industry told Valor that the PT’s campaign in Minas Gerais is signaling that Cemig’s future is bad from the market standpoint, because the proposals could hurt the company’s financial health. The analyst thinks the proposal of lowering tariffs gives the market the impression that Cemig could be treated like Copel, the Paraná utility, was during the Roberto Requião administration (Brazilian Democratic Movement Party, PMDB) — a politician that spearheaded confrontations with the private sector. The analyst, who declined to be named, said that Mr. Requião twice didn’t pass on to consumers price increases calculated by Aneel.

Cemig CEO Djalma Bastos de Morais says that lowering the ICMS to bring down bills is a welcome measure, but questioned its viability. Mr. Morais has been ahead of the company since 1999, when the governor was Itamar Franco.

“The controlling shareholder, which is the state government, has its priorities. If the next governor is Mr. Pimentel, and when calculating what has to be invested and personnel expenses he manages to lower the ICMS, then great. Great for the industry, great for those choosing to install [companies] in Minas. But since the time of Doctor Itamar Franco I haven’t seen on the horizon ways of making state expenses compatible with cuts in the ICMS. I haven’t seen. Maybe the next government could reach this conditions,” the executive told Valor. “I have never seen, in this period, a government letting go of the ICMS.”

Mr. Crocco says that in a potential Pimentel administration “no contracts would be broken” and all parts would be heard. The campaign coordinator also advanced what would be the position of a potential PT administration on privatizing Gasmig, the state’s gas distributor and Cemig subsidiary. Privatizing it is being planned by the current government, which wants to build a gas pipeline to supply a nitrogen fertilizer plant constructed by Petrobras in Uberaba.

Lacking the project’s estimated cost of R$1.8 billion, Cemig’s management negotiated a partnership with Fenosa. The Spaniards would consolidate Gasmig into a new distributor charged with building the pipeline. But the Spaniards want Gasmig to be privatized.

“It hasn’t been determined that the best option is the Spanish company. Cemig still has financing capacity. Why not a BNDES loan, for instance? It would be easy for Cemig to seek such a partnership,” Mr. Crocco says.

Another controversial issue is Cemig’s fight with the Rousseff government. The company says it has the right to a new concession over three hydroelectric plants that the federal government argues should be returned to the Union and auctioned again. The disagreement began in late 2012, when the federal government defined new rules for the electricity industry.

The rules were approved when Mr. Pimentel was still the Development, Industry and Foreign Trade minister of the Rousseff administration. Mr. Crocco says the campaign considers “fundamental” maintaining the plants with Cemig. “If this is possible through a court measure or new bidding for the concession, we can’t say because we don’t know the litigation’s details.”

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Read more:

http://www.valor.com.br/international/news/3696458/workers-party-wants-make-cemig-less-market-oriented#ixzz3DnghMeWO

Annex II

Market analyst reports on the effects of electoral forecasts on Cemig’s shares.

Latin America Equity Research	17 September 2014

Brazilian Utilities

Utilities Daily: PT could win in the first round in Minas Gerais (negative for Cemig)

I hope you’re doing well. There are some topics on Brazilian utilities today that I believe could be of interest. Let me know if you want to discuss any of the items.

•                  PT could win in the first round in Minas Gerais — negative for Cemig, in our view. Last night, Ibope institute released a new opinion poll for the gubernatorial election in MG. As expected, Fernando Pimentel (PT) widened to 20pp from 14pp his difference to Pimenta da Veiga (PSDB). The PT candidate has now 43% (6pp above the previous poll), while the PSDB candidate remains at 23% (flat). The possibility of a definition in the first round pro PT is real, in our view. Ibope also showed a simulation for the second round in MG: PT 48% vs. PSDB 26%. We recommend a trade idea for Long PETR4 (N) x Short CMIG4 (UW). We also see negative read-thru for Light (LIGT3) and Taesa (TAEE11), which are not directly controlled by Cemig. In our view, the next administration may implement meaningful changes in the companies’ top management as well as setting a non return-oriented growth strategy.

•                  DisCo’s involuntary exposure in 2015 is a major concern. CanalEnergia press highlighted yesterday that disCos’ regulated contracts with genCos in the amount of 4.2 GW avg. will expire in January 2015 and need to be re-contracted in the A-1 energy auction, expected in November 2014. However, most of this 4.2 GW avg. is tied to concessions that will only expire in July 2015 (2.6 GW avg. related to Ilha Solteira/Jupiá concessions), creating a hole that must be tapped by purchases in the spot market — involuntary exposure, similar to what happened in 2014. The market is anxious for a solution, including: i) tailored products in the A-1 auction that would fit the different energy volume needs in 1H15 and 2H15; ii) further CDE/CCEE loans to offset the involuntary exposure in 1H15; iii) implementation of the tariff flags in January 2015;iv) allocation of Jaguara and São Simão plants (both belonging to Cemig) into quotas as early as January 2015 (i.e. preventing additional injunctions in favour of Cemig).

•                  Tapajós HPP (8.1GW) tender postponed. According to Valor newspaper, the government stepped back and revoked the permits for the tender of Sao Luiz do Tapajós HPP (8.1 GW), previously set for Dec 15th. According to the government, further studies on the impacts for indigenous people need to be contemplated, and IBAMA environmental authority should take more than 150 days to grant the preliminary construction license. This is considered the last giant hydro power project to be constructed in the Amazon region with a total capex of R$30.6bn (estimates). Tapajós HPP is a complex project, and would pose several execution/capex overrun risks for the winning consortium. The government did not announce the new date for this tender. We believe this project would face significant headwinds if Marina Silva wins the elections, as she has historically been a defender of the environment and against huge dams in the Amazon region. Given the dreadful track record of large Greenfields in Brazil (Santo Antônio, Jirau and Belo Monte HPPs) and all the risks involved in Tapajós (environmental, Indian communities, just to mention a few), we think this news is slightly positive on sentiment for Copel and Energias do Brasil, which we think would be interested in bidding for this project.

•                  Brazil to become a net importer of aluminum. Valor also reports today that Brazil should be a net importer of aluminum this year, as opposed to one of the biggest net exporters in 2013. The reason for this shift is that aluminum manufacturers (Alcoa, Votorantim, etc) face low prices and soaring electricity

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prices in Brazil, a key cost component in the aluminum production. Moreover, with the spike in spot prices this year, aluminum players saw a good opportunity for windfall profits by stopping production and re-selling their energy contracts in the spot market at sky rocket Brazil. We think this choice will be made in 2015 as well. Furthermore, the continuity of aluminum industry in Brazil is at risk with the upward trend in power prices for new contracts after 2016-17. This is another element that supports our negative stance on Brazil’s GDP growth rate in 2015.

LatAm Utilities

Marcos M Severine AC

(55-11) 4950-4297

marcos.severine@jpmorgan.com

Bloomberg JPMA SEVERINE <GO>

Henrique Peretti

(55 -11) 4950 4229

henrique.peretti@jpmorgan.com

Felipe Dos Santos

(55-11) 4950-3796

felipe.dossantos@jpmorgan.com

Banco J.P. Morgan S.A.

www.jpmorganmarkets.com

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Companies Discussed in This Report (all prices in this report as of market close on 16 September 2014)
Cemig (CMIG4.SA/R$16.95/Underweight), Copel (CPLE6.SA/R$36.13/Underweight), EDP Energias do Brasil (ENBR3.SA/R$10.43/Neutral), Light (LIGT3.SA/R$22.30/Neutral), PETROBRAS PN (PETR4.SA/R$21.55/Neutral), Taesa (TAEE11.SA/R$22.50/Underweight)

Analyst Certification: The research analyst(s) denoted by an “AC” on the cover of this report certifies (or, where multiple research analysts are primarily responsible for this report, the research analyst denoted by an “AC” on the cover or within the document individually certifies, with respect to each security or issuer that the research analyst covers in this research) that: (1) all of the views expressed in this report accurately reflect his or her personal views about any and all of the subject securities or issuers; and (2) no part of any of the research analyst’s compensation was, is, or will be directly or indirectly related to the specific recommendations or views expressed by the research analyst(s) in this report. For all Korea-based research analysts listed on the front cover, they also certify, as per KOFIA requirements, that their analysis was made in good faith and that the views reflect their own opinion, without undue influence or intervention.

In compliance with Instruction 483 issued by Comissao de Valores Mobiliarios (the Brazilian securities commission) on July 6, 2010, the Brazilian primary analyst signing this report declares: (1) that all the views expressed herein accurately reflect his or her personal views about the securities and issuers; (2) that all recommendations issued by him or her were independently produced, including from the entity in which he or she is an employee; and (3) that he or she will set forth any situation or conflict of interest believed to impact the impartiality of the recommendations herein, as per article 17, II of Instruction 483.

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Coverage Universe: Severine, Marcos M: AES Eletropaulo (ELPL4.SA), AES Tietê ON (GETI3.SA), AES Tietê PN (GETI4.SA), Alupar (ALUP11.SA), CPFL (CPFE3.SA), CPFL Energias Renovaveis SA (CPRE3.SA), Cemig (CMIG4.SA), Cesp (CESP6.SA), Copel (CPLE6.SA), EDP Energias do Brasil (ENBR3.SA), Equatorial (EQTL3.SA), ISA CTEEP (TRPL4.SA), Light (LIGT3.SA), Renova (RNEW11.SA), Taesa (TAEE11.SA), Tractebel (TBLE3.SA)

J.P. Morgan Equity Research Ratings Distribution, as of June 30, 2014

	Overweight (buy)	Neutral (hold)	Underweight (sell)
J.P. Morgan Global Equity Research Coverage	45%	43%	11%
IB clients*	55%	49%	34%
JPMS Equity Research Coverage	46%	47%	7%
IB clients*	75%	66%	54%

*Percentage of investment banking clients in each rating category.
For purposes only of FINRA/NYSE ratings distribution rules, our Overweight rating falls into a buy rating category; our Neutral rating falls into a hold rating category; and our Underweight rating falls into a sell rating category. Please note that stocks with an NR designation are not included in the table above.

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This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

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Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Latin America Equity Research	18 September 2014

Brazilian Utilities

Utilities Daily: A Lot of Noise on Cemig; EdB Anticipates Start-up of Jari HPP; Tariff Flags Coming Next Year

•                  Cemig: What effect would the election have on shares? It seems investors are trying to understand what the effect would be for CMIG4 shares with a victory of the PT in this October gubernatorial elections.  The recent opinion polls show PT candidate Fernando Pimentel winning in the first round, which could make it more difficult for PSDB candidate, Pimenta da Veiga, to turn this around. As a reminder, the stock fell 44% in 1998 (January to December) after the PMDB government in October 1998 adopted non market-friendly measures and lost market support. CMIG4 printed a 71% sell-off between April and September 1998, when the government’s agenda became clear. It is difficult to assess the impacts of a PT administration for Cemig, as it seems the only certainty for next year is, curiously, uncertainty. We believe the recent skepticism was triggered by the Valor article earlier this week, quoting Fernando Pimentel’s campaign coordinator on eventual tariff reductions. So far, CMIG4 is down 21% from its peak in August 2014. We note that Cemig’s bylaws oblige the administration to implement in full the tariff increases granted by ANEEL, but this could be changed through a general shareholders meeting. All in all, we think the major question now is: How might Cemig’s top management change under a possible PT government?

•                  In our view, there are further factors to pay attention to: i) use of the genCo/trading business to foster industrial activity in the MG state by lowering genCo prices to clients, which could erode EBITDA margins; ii) revision of bylaws to allow for disCo tariff cuts — this would require approval from a general shareholders meeting, but the governor would have a majority of seats on the board to possibly pass this; iii) potential change in top management, revision of the dividend policy, shift of investment strategy; iv) bids for large greenfield projects at returns that could be suboptimal; v) opex increases; just to mention a few. Last, but not least, a reminder that Andrade Gutierres holds a 5% stake in Cemig’s preferred shares (CMIG4), related to the stock dividend paid by Cemig in Dec-13, which raises the risk of an overhang on PNs.

Figure 1: CMIG4 Share Performance: 1998 x 2014

Source: Bloomberg and J.P. Morgan.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

•                  Tariff flags confirmed for January 2015. According to Estadão newspaper, ANEEL’s director, André Pepitone, confirmed that the tariff flags mechanism will be put in place in January 2015 (the original schedule was January 2014). This is positive news for disCos in general, given that every time spot prices surpass R$350/MWh, captive tariffs will be raised by R$30/MWh (a hike of ~10% to current power rates). It is important to mention that, while the small involuntary exposure will be liquidated at spot prices (higher than R$30/MWh), the ~10% hike will be applied over the entire customer base of the disCo, implying much more revenues. The extra revenue for the disCo should solve problems related to negative working capital stemming from involuntary exposure to the spot market and thermo dispatch costs that are not covered by current tariffs.

•                  EDP Brasil anticipates greenfield hydro project, offset by Pecém I stoppage. Energias do Brasil announced the operational start-up of the Jari HPP (373 MW). The official start-up was scheduled for January 2015, but the company managed to move the start-up to August this year. According to our estimates, EDP is likely to profit R$100m this year by selling the electricity in the spot market. This is a positive event for the stock, but we believe it is not enough to counter the potential large effects of negative GSF (hydro generation deficits) that should occur in 2H14.

LatAm Utilities

Marcos M Severine AC

(55-11) 4950-4297

marcos.severine@jpmorgan.com

Bloomberg JPMA SEVERINE <GO>

Henrique Peretti

(55 -11) 4950 4229

henrique.peretti@jpmorgan.com

Banco J.P. Morgan S.A.

www.jpmorganmarkets.com

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Companies Discussed in This Report (all prices in this report as of market close on 17 September 2014) Cemig (CMIG4.SA/R$15.85/Underweight)

Analyst Certification: The research analyst(s) denoted by an “AC” on the cover of this report certifies (or, where multiple research analysts are primarily responsible for this report, the research analyst denoted by an “AC” on the cover or within the document individually certifies, with respect to each security or issuer that the research analyst covers in this research) that: (1) all of the views expressed in this report accurately reflect his or her personal views about any and all of the subject securities or issuers; and (2) no part of any of the research analyst’s compensation was, is, or will be directly or indirectly related to the specific recommendations or views expressed by the research analyst(s) in this report. For all Korea-based research analysts listed on the front cover, they also certify, as per KOFIA requirements, that their analysis was made in good faith and that the views reflect their own opinion, without undue influence or intervention.

In compliance with Instruction 483 issued by Comissao de Valores Mobiliarios (the Brazilian securities commission) on July 6, 2010, the Brazilian primary analyst signing this report declares: (1) that all the views expressed herein accurately reflect his or her personal views about the securities and issuers; (2) that all recommendations issued by him or her were independently produced, including from the entity in which he or she is an employee; and (3) that he or she will set forth any situation or conflict of interest believed to impact the impartiality of the recommendations herein, as per article 17, II of Instruction 483.

J.P. Morgan does and seeks to do business with companies covered in its research reports. As a result, investors should be aware that the firm may have a conflict of interest that could affect the objectivity of this report. Investors should consider this report as only a single factor in making their investment decision.

Important Disclosures

•   Client: J.P. Morgan currently has, or had within the past 12 months, the following company(ies) as clients: Cemig.

Company-Specific Disclosures: Important disclosures, including price charts, are available for compendium reports and all J.P. Morgan—covered companies by visiting https://jpmm.com/research/disclosures, calling 1-800-477-0406, or e-mailing research.disclosure.inquiries@jpmorgan.com with your request. J.P. Morgan’s Strategy, Technical, and Quantitative Research teams may screen companies not covered by J.P. Morgan. For important disclosures for these companies, please call 1-800-477-0406 or e-mail research.disclosure.inquiries@jpmorgan.com.

Date	Rating	Share Price (R$)	Price Target (R$)
19-Dec-07	OW	23.94	44.00
14-Mar-08	OW	22.02	40.00
12-May-08	OW	26.75	45.00
06-Nov-08	N	24.62	36.00
12-May-09	OW	25.81	30.00
08-Oct-09	OW	26.96	31.00
11-Dec-09	N	34.00	35.00
24-Feb-11	N	26.80	—
24-May-11	N	31.07	32.00
24-Oct-11	OW	27.58	35.00
16-Nov-12	OW	23.05	27.00
26-Nov-13	N	19.30	21.00
27-Dec-13	N	14.25	16.00
27-May-14	N	16.10	18.00
26-Aug-14	UW	18.83	18.00

The chart(s) show J.P. Morgan’s continuing coverage of the stocks; the current analysts may or may not have covered it over the entire period.
J.P. Morgan ratings or designations: OW = Overweight, N= Neutral, UW = Underweight, NR = Not Rated

Explanation of Equity Research Ratings, Designations and Analyst(s) Coverage Universe:

J.P. Morgan uses the following rating system: Overweight [Over the next six to twelve months, we expect this stock will outperform the average total return of the stocks in the analyst’s (or the analyst’s team’s) coverage universe.] Neutral [Over the next six to twelve months, we expect this stock will perform in line with the average total return of the stocks in the analyst’s (or the analyst’s team’s) coverage universe.] Underweight [Over the next six to twelve months, we expect this stock will underperform the average

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total return of the stocks in the analyst’s (or the analyst’s team’s) coverage universe.] Not Rated (NR): J.P. Morgan has removed the rating and, if applicable, the price target, for this stock because of either a lack of a sufficient fundamental basis or for legal, regulatory or policy reasons. The previous rating and, if applicable, the price target, no longer should be relied upon. An NR designation is not a recommendation or a rating. In our Asia (ex-Australia) and U.K. small- and mid-cap equity research, each stock’s expected total return is compared to the expected total return of a benchmark country market index, not to those analysts’ coverage universe. If it does not appear in the Important Disclosures section of this report, the certifying analyst’s coverage universe can be found on J.P. Morgan’s research website, www.jpmorganmarkets.com.

Coverage Universe: Severine, Marcos M: AES Eletropaulo (ELPL4.SA), AES Tietê ON (GETI3.SA), AES Tietê PN (GETI4.SA), Alupar (ALUP11.SA), CPFL (CPFE3.SA), CPFL Energias Renovaveis SA (CPRE3.SA), Cemig (CMIG4.SA), Cesp (CESP6.SA), Copel (CPLE6.SA), EDP Energias do Brasil (ENBR3.SA), Equatorial (EQTL3.SA), ISA CTEEP (TRPL4.SA), Light (LIGT3.SA), Renova (RNEW11.SA), Taesa (TAEE11.SA), Tractebel (TBLE3.SA)

J.P. Morgan Equity Research Ratings Distribution, as of June 30, 2014

	Overweight (buy)	Neutral (hold)	Underweight (sell)
J.P. Morgan Global Equity Research Coverage	45%	43%	11%
IB clients*	55%	49%	34%
JPMS Equity Research Coverage	46%	47%	7%
IB clients*	75%	66%	54%

*Percentage of investment banking clients in each rating category.

For purposes only of FINRA/NYSE ratings distribution rules, our Overweight rating falls into a buy rating category; our Neutral rating falls into a hold rating category; and our Underweight rating falls into a sell rating category. Please note that stocks with an NR designation are not included in the table above.

Equity Valuation and Risks: For valuation methodology and risks associated with covered companies or price targets for covered companies, please see the most recent company-specific research report at http://www.jpmorganmarkets.com, contact the primary analyst or your J.P. Morgan representative, or email research.disclosure.inquiries@jpmorgan.com.

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General: Additional information is available upon request. Information has been obtained from sources believed to be reliable but JPMorgan Chase & Co. or its affiliates and/or subsidiaries (collectively J.P. Morgan) do not warrant its completeness or accuracy except with respect to any disclosures relative to JPMS and/or its affiliates and the analyst’s involvement with the issuer that is the subject of the research. All pricing is as of the close of market for the securities discussed, unless otherwise stated. Opinions and estimates constitute our judgment as of the date of this material and are subject to change without notice. Past performance is not indicative of future results. This material is not intended as an offer or solicitation for the

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purchase or sale of any financial instrument. The opinions and recommendations herein do not take into account individual client circumstances, objectives, or needs and are not intended as recommendations of particular securities, financial instruments or strategies to particular clients. The recipient of this report must make its own independent decisions regarding any securities or financial instruments mentioned herein. JPMS distributes in the U.S. research published by non-U.S. affiliates and accepts responsibility for its contents. Periodic updates may be provided on companies/industries based on company specific developments or announcements, market conditions or any other publicly available information. Clients should contact analysts and execute transactions through a J.P. Morgan subsidiary or affiliate in their home jurisdiction unless governing law permits otherwise.

“Other Disclosures” last revised June 21, 2014.

Copyright 2014 JPMorgan Chase & Co. All rights reserved. This report or any portion hereof may not be reprinted, sold or redistributed without the written consent of J.P. Morgan.

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8. Notice to Stockholders Dated September 23, 2014: Payment of 2nd tranche of extraordinary dividends: September 30

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY –  CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Payment of 2nd tranche of extraordinary dividends: September 30

In accordance with the decision by the Board of Directors of June 27, 2014, and the Notice to Stockholders of that date, Cemig will make payment of the second tranche of extraordinary dividends on September 30, 2014.

The amount of this payment will be R$ 604,000,000.00 (six hundred and four million Reais), corresponding to R$ 0.480019988 per share.

For the purposes of Article 205 of Law 6404/76, stockholders entitled to this payment are those whose names were on the Company’s Nominal Share Registry on June 27, 2014.

The shares began to trade ‘ex—’ these rights on June 30, 2014.

Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s nominal shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment. Any stockholder not receiving the credit referred to should visit a branch of Banco Itaú Unibanco S.A. to update the investor’s registry details.

Payments relating to shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity and the Depositary Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, September 23, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. Summary of Principal Decisions of the 607th Meeting of the Board of Directors Held on September 25, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting on September 25, 2014

SUMMARY OF PRINCIPAL DECISIONS

At its 607th meeting, held on September 25, 2014, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

•                  Jequitibá II Project.

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10.                 Material Announcement Dated September 29, 2014: Update on entry of Cemig GT into the controlling block of Renova

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY  –  CNPJ 17.155.730/0001-64  –  NIRE 31300040127

MATERIAL ANNOUNCEMENT

Update on the entry of Cemig GT into the controlling block of Renova

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended, and complementing its Material Announcement of August 8, 2013 – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On today’s date Cemig’s subsidiary Cemig GT (Cemig Geração e Transmissão S.A.) completed its subscription of 87,186,035 common shares in Renova Energia S.A. (‘Renova’), with payment by realization of the advances it made against future capital increases, in a total of R$ 1,550,071,797.66, on February 14, 2014 and March 31, 2014.

These events were provided for in the Investment Agreement signed between Cemig GT, Renova, RR Participações S.A. (“RR”), Light Energia S.A. (“Light Energia”) and Chipley SP Participações S.A. (“Chipley”), regulating the entry of Cemig GT into the controlling stockholding block of Renova, and structuring of Chipley as a growth vehicle for Cemig GT and Renova.

For the capital increase to take place, RR and Light Energia assigned their rights of preference to Cemig GT. The issue price of the shares in Renova was R$ 17.7789 per common share.

To reflect the subscription of the shares, and as specified in the Investment Agreement, a new Stockholders’ Agreement was signed, today, between RR, Light Energia and Cemig GT.

After ratification of the capital increase in Renova by its Board of Directors, depending on the exercise of right of preference and subscription of remaining shares by other stockholders, Cemig GT’s equity interest in Renova will be between 20.2% and 27.4% of the total share capital and between 24.9% and 36.6% of the total voting stock.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the conclusion of this transaction.

Belo Horizonte, September 29, 2014

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024   Fax +55 31 3506-5026

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.